UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 18)*

Rewards Network Inc.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $0.02 par value
--------------------------------------------------------------------------------
(Title of Class of Securities)

893767103
--------------------------------------------------------------------------------
(CUSIP Number)

Jonathan D. Wasserman, Esq.
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3505
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2010
--------------------------------------------------------------------------------
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 2 of 12
_____________________________________________________________________________
1.           Name of Reporting Persons.

Samstock, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 1,265,552
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 1,265,552
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

1,265,552
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

14.4% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,819 shares of Common Stock outstanding as of May 4, 2010, as reported in the Form 10-Q of the Issuer for the period ended March 31, 2010.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 3 of 12
_____________________________________________________________________________
1.           Name of Reporting Persons.

EGI-Fund (00) Investors, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 135,160
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 135,160
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

135,160
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

1.5% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,819 shares of Common Stock outstanding as of May 4, 2010, as reported in the Form 10-Q of the Issuer for the period ended March 31, 2010.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 4 of 12
_____________________________________________________________________________
1.           Name of Reporting Persons.

EGI-Fund (05-07) Investors, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 618,100
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 618,100
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

618,100
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

7.0% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,819 shares of Common Stock outstanding as of May 4, 2010, as reported in the Form 10-Q of the Issuer for the period ended March 31, 2010.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 5 of 12
_____________________________________________________________________________
1.           Name of Reporting Persons.

EGI-Fund (08-10) Investors, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 304,532
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 304,532
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

304,532
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

3.5% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,819 shares of Common Stock outstanding as of May 4, 2010, as reported in the Form 10-Q of the Issuer for the period ended March 31, 2010.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 6 of 12
_____________________________________________________________________________
1.           Name of Reporting Persons.

SZ Investments, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power –2,323,344
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 2,323,344
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

2,323,344
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

26.4%(1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,819 shares of Common Stock outstanding as of May 4, 2010, as reported in the Form 10-Q of the Issuer for the period ended March 31, 2010.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 7 of 12
_____________________________________________________________________________
1.           Name of Reporting Persons.

Chai Trust Company, LLC
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Illinois
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power –2,323,344
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 2,323,344
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person

2,323,344
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

26.4%(1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1) Based on 8,815,819 shares of Common Stock outstanding as of May 4, 2010, as reported in the Form 10-Q of the Issuer for the period ended March 31, 2010.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 8 of 12

This Amendment No. 18 to Schedule 13D relates to the common stock, par value $0.02 per share ("Common Stock"), of Rewards Network, Inc., a Delaware corporation located at Two North Riverside Plaza, Suite 950, Chicago, Illinois 60606 (the "Issuer").

ITEM 2.                      Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c) This Statement is being filed by the following beneficial owners of Common Stock:  Samstock, L.L.C., a Delaware limited liability company ("Samstock"); EGI-Fund (00) Investors, L.L.C., a Delaware limited liability company ("Fund 00"); EGI-Fund (05-07) Investors, L.L.C., a Delaware limited liability company ("Fund 05-07"); EGI-Fund (08-10) Investors, L.L.C., a Delaware limited liability company ("Fund 08-10"); SZ Investments, L.L.C., a Delaware limited liability company ("SZI"); and Chai Trust Company, LLC, an Illinois limited liability company ("Chai Trust").  Samstock, Fund 00, Fund 05-07, Fund 08-10, SZI and Chai Trust are sometimes collectively referred to herein as the "Reporting Persons".

The officers of each of Samstock, Fund 00, Fund 05-07, Fund 08-10, SZI are as follows:

Samuel Zell	President; President and Chairman of Equity Group Investments, L.L.C. ("EGI")
William C. Pate	Vice President; Managing Director of EGI
Philip Tinkler	Treasurer; Managing Director of EGI

SZI is the managing member of each of Samstock, Fund 00, and Fund 05-07, and is the manager of Fund 08-10.  SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family (the "Trusts").  The trustee of each of the Trusts is Chai Trust.  The officers and managing directors of Chai Trust are as follows:

Donald J. Liebentritt	President and a Managing Director of Chai Trust; Senior Advisor to EGI and General Counsel of Tribune Company
Kellie Zell Harper	Managing Director of Chai Trust. Mrs. Zell also works as a homemaker.
Leah Zell Wanger	Managing Director of Chai Trust. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603
JoAnn Zell	Managing Director of Chai Trust. Ms. Zell is a physician
Matthew Zell	Managing Director of Chai Trust and a Managing Director of EGI
Robert M. Levin
Senior Trust Officer and a Managing Director of Chai Trust.  Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Operating Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also a Managing Director of EGI
Philip Tinkler	Chief Financial Officer of Chai Trust and a Managing Director of EGI
Jon Wasserman	Managing Director of Chai Trust. Mr. Wasserman is a Managing Director of EGI

The business address of each Reporting Person, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell, Matthew Zell, James Bunegar and Jon Wasserman is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 9 of 12

(d) and (e) No Reporting Person has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following thereto:

In connection with the non-binding indication of interest described in Item 4, the Reporting Persons are engaged in preliminary discussions with potential financing sources to secure funding to supplement cash on hand in order to support the proposed transaction.  The Reporting Persons have not acquired any Common Stock pursuant to this potential course of action. Therefore, to date, the Reporting Persons have not used any funds to purchase additional shares of Common Stock of the Issuer.

ITEM 4.                      Purpose of Transaction.

Item 4 is hereby amended by adding the following thereto:

In response to a request from the Issuer for an indication of interest, on June 8, 2010, EGI sent a letter to the Strategic Coordination Committee of the Issuer’s  Board of Directors, a special committee comprised of directors of the Issuer who are independent of EGI and the Reporting Persons, presenting a non-binding indication of interest to acquire all of the outstanding Common Stock not currently owned by the Reporting Persons (the “Shares”) for $13.50 per Share in cash. A copy of EGI’s indication of interest letter is filed herewith as Exhibit 1.

The foregoing should not be construed as an offer to purchase Shares. Any offer to purchase Shares will be made pursuant to the rules and regulations of the SEC, including Rule 13e-3 under the Securities Exchange Act which is applicable to certain “going private” transactions, if and when there is a definitive acquisition agreement with the Issuer.

EGI expressly reserves the right to withdraw its indication of interest, in its sole discretion, prior to the execution of a definitive acquisition agreement and to modify its indication of interest in any way as a result of negotiations or for any reason at all.  There can be no assurance that discussions between EGI and the Issuer will result in a transaction. The Reporting Persons do not intend to make further disclosure until a definitive acquisition agreement is executed or EGI determines to withdraw its indication of interest.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, no Reporting Person has any present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.  However, if the proposed transaction does not occur for any reason, each Reporting Person may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of its Common Stock or continue to hold Common Stock (or any combination or derivative thereof). In addition, without limitation, but subject to the Investment Agreement, the Reporting Persons may directly or indirectly engage in discussions with members of management, directors, and stockholders of the Issuer and other parties, concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements.

CUSIP No. 893767103	SCHEDULE 13D/A	Page 10 of 12

ITEM 7.                      Materials to be Filed as Exhibits.

Exhibit 1:                      Indication of Interest Letter, dated June 8, 2010

CUSIP No. 893767103	SCHEDULE 13D/A	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: June 8, 2010

SZ INVESTMENTS, L.L.C.
SAMSTOCK, L.L.C.
EGI-FUND (00) INVESTORS, L.L.C.
EGI-FUND (05-07) INVESTORS, L.L.C.
EGI-FUND (08-10) INVESTORS, L.L.C.

Each by: /s/ PHILIP G. TINKLER
-------------------------------------
Name: Philip G. Tinkler
Title: Vice President

CHAI TRUST COMPANY, LLC

By: /s/ PHILIP G. TINKLER
-------------------------------------
Name: Philip G. Tinkler
Title: Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission July be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 893767103	SCHEDULE 13D/A	Page 12 of 12

EXHIBIT INDEX

1.	Indication of Interest Letter, dated June 8, 2010